Exhibt 11

Statement  of Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, "Earnings Per Share." The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding non-vested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at March 31, 2017 or 2016.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month periods ended March 31, 2017 and 2016 as the vesting conditions had not been satisfied.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	For the three months ended March 31,:
	2017	2016
Numerator:
Net income	$3,396	$10,569
Less: distributed earnings allocated to non-vested stock	-	(15)
Less: undistributed earnings allocated to non-vested restricted stock	(10)	(44)
Numerator for basic earnings per share	$3,386	$10,510
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	10	44
Less: undistributed earnings reallocated to non-vested restricted stock	(10)	(44)
Numerator for diluted earnings per share	$3,386	$10,510
Denominator:
Weighted average shares outstanding – basic	43,616,636	43,475,630
Effect of dilutive securities:
Stock options and other awards	6,207	10,918
Weighted average shares outstanding – diluted	43,622,843	43,486,548

Basic earnings per share	$0.08	$0.24
Diluted earnings per share	$0.08	$0.24